Exhibit 99.1

PRESS RELEASE

For immediate release

NMG Provides Quarterly Update and Files 2025 ESG Report Amid Construction Start at the Matawinie Mine

+	Financing structure secured for the Phase-2 Matawinie Mine including committed US$335 million debt package with EDC and CIB; US$213 million private placement with CGF, the Government of Québec via its agent IQ, and Eni; and an oversubscribed bought deal public offering of subscription receipts for gross proceeds of approximately US$96.5 million, which are respectively subject to certain conditions precedents and closing conditions.

+	Phase-2 Matawinie Mine FID to be declared upon closing of the private placements with CGF, IQ and Eni following the shareholders’ approval and the release of the net proceeds from the bought deal public offering.

+	Construction activities initiated at the Matawinie site with integrated project team and contractors mobilized onsite for the start of civil works; key contracts secured covering more than 50% of projected CAPEX within financial estimates.

+	Signature of an LOI with Eni S.p.A. toward commercial discussions for a potential 15,000-tpa graphite concentrate offtake from the Phase-2 Matawinie Mine or equivalent volume of active anode material.

+	Technical development and sustained advancement of a Class 3 AACE Estimate for the 13-ktpa Bécancour Battery Material Plant.

+	Financing modeling and active engagement with targeted financial partners for the 13-ktpa Bécancour Battery Material Plant with a view to reach FID in H2-2026.

+	Active procurement activities to support the construction schedule of the Phase-2 Matawinie Mine and secure key contracts for the 13-ktpa Bécancour Battery Material Plant.

+	Issuance of the 2025 ESG Report with continued leadership in environmental stewardship, stakeholder engagement, human capital, governance, and responsible practices.

+	Operational discipline, with no major environmental incidents, 12-month rolling TRIFR of 2.98 at the Company’s facilities and 0 at the Matawinie construction site.

+	Market conditions strengthening structural demand, with EV adoption driven by energy price shocks, growth in energy storage deployment, and accelerating Western policy coordination reinforcing trade corridors for critical minerals.

+	Period-end cash position of $57.3 million.

MONTRÉAL, CANADA, May 13, 2026 – On the heels of key project financing milestones, Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSX: NOU) reports progress on the advancement of its development plan and start of construction activities at the Phase-2 Matawinie Mine. The Company issues its 2025 ESG Report that demonstrates continued stewardship of environmental, social and governance (“ESG”) issues aligned with western efforts to secure local and responsible graphite production and international standards as required by lenders, investors, regulators, and customers.

Eric Desaulniers, Founder, President, and CEO of NMG, declared: “Team Nouveau Monde is now focused on execution. With financing in place for the Matawinie Mine, we have kickstarted construction for what is projected to be the first and largest ore-to-advanced-graphite-materials production of the G7. This disciplined progress is essential to delivering a responsible, local supply of natural graphite to our customers at a time when supply chain security is becoming increasingly critical. Against a backdrop of evolving market dynamics and trade conditions, the relevance of our value proposition is only strengthening – combining jurisdictional advantage, sustainability, and supply chain resilience.”

NMG’s 2025 ESG Report is available for consultation at https://nmg.com/wp-content/uploads/2026/05/NMG-2025-ESG-Report.pdf.

Matawinie Mine

NMG secured a comprehensive financing structure for the Phase-2 Matawinie Mine combining a committed US$335 million debt package with Export Development Canada (“EDC”) and the Canada Infrastructure Bank (“CIB”); an aggregate US$213 million private placement with Canada Growth Fund (“CGF”),  the Government of Québec, through Investissement Québec (“IQ”), and Eni S.p.A. (“Eni”); and an oversubscribed bought deal public offering for gross proceeds of approximately US$96.5 million. With contemplated total gross proceeds of approximately US$645 million, the financing process is nearing completion. NMG expects to declare a positive final investment decision (“FID”) for the Phase-2 Matawinie Mine upon closing of the private placements and the satisfaction of the released conditions of the bought deal public offering following shareholders’ approval.

To optimize the project schedule in line with seasonality, NMG initiated construction activities at the Matawinie site in early Q2-2026. The Company is assisted by an integrated project team (“IPT”) composed of Pomerleau as Construction Manager and AtkinsRéalis as Engineering Firm to oversee the execution of the Phase-2 Matawinie Mine. The IPT is now mobilized onsite alongside Manawan-Fournier, the contractor responsible for the main civil works package. The construction site has been prepared and secured; equipment and workers continue to gradually arrive onsite; and civil works advance with a focus on stripping of the industrial platform and environmental infrastructure areas.

Equipment at the Matawinie Mine construction site amid the start of civil works.

NMG continues to advance detailed engineering and procurement of key services and equipment to accelerate construction upon reaching a positive FID. Major contracts awarded and secured represent over 50% of the project’s CAPEX and are within estimates of the 2025 Matawinie Mine Feasibility Study.

13-ktpa Bécancour Battery Material Plant

With a view to establishing a fully integrated graphite platform, the Company is advancing the retrofit plan of the recently acquired brownfield property for the 13-ktpa Bécancour Battery Material Plant and developing a Class 3 estimate as per AACE Recommended Practice 47R-11. NMG’s recently acquired brownfield property should enable the Company to lower infrastructure costs, optimize CAPEX per tonne costs for this first stage development, and streamline permitting, engineering, and construction timelines to align the commissioning period with that of the Matawinie Mine. The Company’s procurement strategy is advancing for key technical expertise, specialized equipment, and long-lead items, alongside project financing activities with a view to proceeding with a FID in H2-2026.

ESG & Corporate Matters

As the Company transitions from planning to execution for its Phase-2 commercial operations, NMG continues to strengthen its intendance of material ESG issues aligning with internationally recognized practices endorsed by potential lenders, institutional investors, regulators, and customers. NMG continued to demonstrate strong ESG performance in 2025, maintaining its carbon neutrality, achieving an industry-leading sustainability ranking, ensuring environmental stewardship, and advancing community and Indigenous engagement and participation. The Company progressed along its ESG roadmap through disciplined governance, a highly engaged workforce (83% engagement), and the integration of sustainability into project execution as it advances toward construction and commercial operations. NMG’s 2025 ESG Report can be consulted on the Company’s website.

The Company is committed to the safe and responsible conduct of operations. For the twelve-month rolling period ended March 31, 2026, NMG reported a total recordable injury frequency rate (“TRIFR”) of 2.98, and 0 at its worksite, with no major environmental incidents.

At the end of the period, the Company had a cash position of $57.3 million.

NMG will hold its annual and special meeting of shareholders on May 13, 2026 at 10:00 a.m. EDT via webcast at https://virtual-meetings.tsxtrust.com/en/1931. Copies of the notice of meeting, the management information circular, the proxy form, the voting instruction form, financial statements and the Fighting Against Forced Labor and Child Labor Report are available on NMG’s website and in Canada on SEDAR+ at www.sedarplus.ca and in the U.S. on the SEC’s website at www.sec.gov.

The meeting will be complemented with a corporate presentation by Founder, President and CEO Eric Desaulniers providing an update on the Company’s key projects, commercial engagement, and growth plan.

Market Trends

Global electric vehicle (“EV”) sales totaled approximately 4 million units in Q1 2026, down 3% year-over-year, but masking a sharp inflection within the quarter (Benchmark Mineral Intelligence, April 2026). March volumes rebounded strongly as oil prices spiked following the onset of the Iran conflict, with several markets recording double-digit growth (Bloomberg, April 2026). Europe achieved a record month in March with over 500,000 units sold — up 72% month-over-month and 37% year-over-year — supported by government incentives and elevated fuel prices linked to geopolitical tensions in the Middle East. These dynamics underscore the growing linkage between EV adoption and energy security considerations.

Global energy storage deployment remains at record levels in 2026, with annual installations expected to reach ~350–360 GWh in 2026, representing continued double-digit growth following the >100 GW milestone achieved in 2025 (Morgan Lewis, March 2026).

With a global capacity pipeline of 9,767 GWh across 461 plants by 2030 (Benchmark Mineral Intelligence, April 2026), lithium-ion battery production for transportation and energy storage supports incremental demand for graphite-based materials.

Flake graphite prices remained stable into Q1-2026, with limited short-term reaction to downstream demand volatility. In contrast, active anode material pricing continues to reflect premiums associated with product performance, traceability, and security of supply – factors gaining importance amid geopolitical uncertainty and supply chain security (Benchmark Mineral Intelligence, April 2026).

Recent policy announcements in the Western World point to increasing coordination on critical mineral supply chains. Governments are advancing measures including investment vehicles, long-term offtake frameworks, and pricing mechanisms aimed at reducing reliance on concentrated processing jurisdictions and securing inputs for EVs, energy storage, and strategic industries. Canada and the European Investment Bank signed a Letter of Intent to explore cooperation on critical raw materials, building on the existing EU-Canada Strategic Partnership on Raw Materials to support secure, sustainable and diversified supply chains for minerals and metals critical to the green and digital transitions (Government of Canada, March 2026). The U.S. and EU signed a memorandum of understanding to secure and co-produce essential minerals used in semiconductors, EVs, and defense technologies (European Commission, April 2026).

Natural graphite remains designated as a critical mineral across major jurisdictions, reinforcing its strategic importance as governments respond to evolving energy security and supply chain risks.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, advanced technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability. www.NMG.com

Contact MEDIA	INVESTORS
Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

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Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. These forward-looking statements include, but are not limited to the Company’s ability to successfully execute definitive agreements in respect of the committed debt package by EDC and CIB, on the terms and conditions described herein and/or set forth in the commitment letter or at all, completion of due diligence by the lenders, the satisfaction of closing conditions with respect to the private placement and the bought deal public offering, as applicable, the Company’s ability to obtain the shareholder approvals for the private placement, the Company’s ability to satisfy all of the release conditions of the bought deal public coffering, the Company’s ability to raise all funds needed to complete the Phase-2 Matawinie Mine, the expected use of proceeds from the public offering and the private placement, the Company’s ability to secure a positive FID for the Phase-2 Matawinie Mine, the ability to execute the construction and the commissioning as planned and in accordance with the execution plan and strategy, the ability of all contractors and suppliers of the Company to deliver in accordance with their commitment, the receipt of all necessary regulatory approvals, the expected closing of the private placement and the bought deal offering and the expected date for the satisfaction of the release conditions, the listing of the Common Shares issuable pursuant to the terms of the subscription receipts on the TSX and NYSE and the expected results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions are not guarantees of future performance and may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including the ability of the Company to complete the private placement and the bought deal public offering, the ability of the Company to obtain the shareholder approvals, the ability of the Company to satisfy all of the closing conditions on the private placement and the bought deal public offering, the ability of the Company to receive all necessary regulatory and stock exchange approvals, the ability of the Company to successfully execute definitive agreements with respect to the debt package with lenders, on the terms and conditions previously announced and/or set forth in the commitment letter (including the amount of the facilities) or at all, the completion of due diligence by EDC and CIB, the ability of the Company to meet the facilities’ conditions precedent and/or customary closing conditions, the ability to execute the construction and the commissioning as planned and in accordance with the execution plan and strategy, are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, failure to obtain the shareholder approvals, failure to satisfy all closing conditions for the private placement and the failure to satisfy all of the release conditions of the bought deal public offering pursuant to the subscription receipt agreement, failure to obtain necessary regulatory or stock exchange approvals, and delays in completing the private placement or the bought deal public offering, the failure to enter into definitive agreements with respect to the debt package with lenders, on the terms and conditions previously announced and/or set forth in the commitment letter (including the amount of the facilities) or at all, the completion of due diligence by EDC and CIB, the failure of the Company to meet the Facilities’ conditions precedent and/or customary closing conditions and the expected impacts of the facilities on the Company’s operational and financial situation and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 25, 2026, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.